SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange

                Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                             Securities and Exchange
                                  Act of 1934.

                        Commission File Number 001-00977

                                 CBS Corporation
                                 ---------------
             (Exact name of registrant as specified in its charter)

         51 West 52nd Street, New York, New York, 10019, (212) 975-4321
         --------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
   (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        (x)              Rule 12h-3(b)(1)(i)            (x)
Rule 12g-4(a)(1)(ii)       ( )              Rule 12h-3(b)(1)(ii)           ( )
Rule 12g-4(a)(2)(i)        ( )              Rule 12h-3(b)(2)(i)            ( )
Rule 12g-4(a)(2)(ii)       ( )              Rule 12h-3(b)(2)(ii)           ( )
                                            Rule 15d-6                     ( )

Approximate number of holders of record as of the certification or notice date:  1

         Pursuant to the requirements of the Securities Exchange Act of 1934, CBS Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: May 4, 2000                          By:  /s/ Michael D. Fricklas
                                               ---------------------------------
                                                 Name:  Michael D. Fricklas
                                                 Title: Senior Vice President,
                                                        General Counsel and
                                                        Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.